UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

Annual Report Pursuant to Section 15d

of the Securities Exchange Act of 1934

For the Fiscal Period ended December 31, 2010

Commission File Numbers 1-15147

A.	Full title of the plan:

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

(Plan)

B.	Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:

OMNOVA Solutions Inc.

175 Ghent Road

Fairlawn, OH 44333-3300

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

OMNOVA Solutions Retirement Savings Plan

December 31, 2010 and 2009 and Year ended December 31, 2010

with Report of Independent Registered Public Accounting Firm

OMNOVA Solutions Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2010 and 2009 and

Year ended December 31, 2010

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

OMNOVA Solutions Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of OMNOVA Solutions Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B, the Plan adopted new accounting guidance as of December 31, 2010 related to accounting for loans to participants.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON, LLP

Cleveland, Ohio
June 29, 2011

OMNOVA Solutions Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value	$83,992,503	$71,750,063
Non-interest bearing cash	54,471	362,532
Receivables:
Notes receivable from participants	1,467,336	1,267,153
Pending sales	—	170,366

Total receivables	1,467,336	1,437,519

Total Assets	85,514,310	73,550,114

Liabilities
Excess employee contribution payable	(1,505)	(4,997)
Pending purchases	—	(491,955)

Total Liabilities	(1,505)	(496,952)

Net assets available for benefits at fair value	85,512,805	73,053,162

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(457,705)	—

Net assets available for benefits	$85,055,100	$73,053,162

The accompanying notes to financial statements are an integral part of these statements.

OMNOVA Solutions Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Additions
Additions to net assets attributed to:
Investment income:
Dividend and interest income	$730,482
Net appreciation in fair value of investments	10,431,593

Total investment income	11,162,075

Interest income on notes receivable from participants	72,947

Contributions:
Employee	4,856,056
Employer	1,665,805
Rollovers	86,412

Total contributions	6,608,273

Total additions	17,843,295

Deductions
Deductions to net assets attributed to:
Benefits paid to participants	5,830,065
Trustee and manager fees	11,292

Total deductions	5,841,357

Net increase	12,001,938
Net assets available for benefits, beginning of year	73,053,162

Net assets available for benefits, end of year	$85,055,100

The accompanying notes to financial statements are an integral part of this statement.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

Year ended December 31, 2010

A. Description of Plan

The following description of the OMNOVA Solutions Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all domestic employees of OMNOVA Solutions Inc. (OMNOVA, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to make before-tax and/or after-tax contributions to the Plan ranging from 1% to 50% of their annual compensation, subject to certain limitations. Matching contributions for non-union participants are discretionary and can be suspended or terminated at any time. Matching contributions for salaried and non-union hourly participants are currently at 50% of the first 6% of compensation contributed by a participant. Matching contributions for union hourly employees are determined by the collective bargaining agreement for each union and range from 0% up to 50% of the first 6% of compensation contributed by a participant. Matching contributions for salaried participants were suspended from November 7, 2008 through August 15, 2009. Participants may also contribute amounts representing distributions from other qualified plans.

Upon enrollment, a participant may direct employee contributions in whole percentage increments to any of the Plan’s fund options except the OMNOVA Stock Fund. In addition, participants may appoint an investment professional and establish a self-directed investment account for the purpose of investing their contributions in investment options outside of the funds offered by the Plan, subject to limitations provided in the Plan document. Participants may change their investment options each payroll period. Employer contributions are made in OMNOVA stock and/or cash and are made to the OMNOVA Stock Fund. Once received by the Plan, participants may direct the investment of employer contributions into any investment option offered by the Plan.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

A. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and allocations of (a) OMNOVA’s contributions and, as the case may be, (b) Plan earnings (losses), and is charged with an allocation of certain administrative expenses (see “Plan Expenses” below). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. A participant’s interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Internal Revenue Code (Code) or other applicable provisions of law.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to 50% of their account balance but not more than $50,000. OMNOVA matching contributions are not available for loans, but are included in computing the amount available for loans. Loan terms range from 1 - 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a fixed rate at least equivalent to the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions. The interest rates on loans outstanding at December 31, 2010 and 2009, range from 4.25% to 9.25% and 4.25% and 10.25%, respectively.

Distributions

Subject to certain limitations, a participant may withdraw all or part of their account balance upon the attainment of age 59 1/2. Distributions are required to begin at age 70 1/2 (in accordance with the Worker, Retiree and Employer Recovery Act of 2008, this requirement has been suspended for 2009 and 2010). Distribution of the account balance to a participant who terminates or elects an in-service withdrawal is made in accordance with the terms of the Plan.

Plan Expenses

A proportionate share of fees and expenses paid by the Plan for investment managers and other service providers is charged to each Plan participant’s account. All fees are deducted quarterly from participants’ accounts. Expenses incurred in connection with the purchase or sale of securities are paid from trust assets. All other administrative costs of the Plan are paid by OMNOVA.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

B. Summary of Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for a discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Adoption of New Accounting Policies

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures About Fair Value Measurements (ASU 2010-06), to add new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU was effective for the Plan in 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for the Plan January 1, 2011. The adoption of this guidance did not have a material impact on the Plan’s financial statements and disclosures.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

B. Summary of Accounting Policies (continued)

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which provides guidance on how loans to participants should be classified and measured by defined contribution plans. That guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principle balance plus any accrued but unpaid interest. The Plan adopted this guidance in its December 31, 2010 financial statements and has reclassified participant loans of $1,267,153 for the year ended December 31, 2009 from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of this new guidance.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

C. Net Asset Value Per Share

The following table sets forth a summary of the Plan’s investments with a reported NAV as of December 31, 2010 and 2009.

	Fair Value
	2010	2009
Federated Capital Preservation Fund (a)	$13,828,981	$—
National City Capital Preservation Fund (b)	—	14,046,295
S&P 500 Flagship Fund (c)	9,938,090	9,066,764

Total	$23,767,071	$23,113,059

(a)	The Federated Capital Preservation Fund seeks to achieve high income and stability of principal by investing in money market instruments, collective funds, guaranteed investment contracts (“GIC’s”) and synthetic GIC’s.
(b)	The National City Capital Preservation Fund seeks to achieve high income and stability of principal by investing in mutual and collective funds.
(c)	The S&P 500 Flagship Fund seeks to match the return of the S & P 500 Index.

For the S&P Flagship Fund, there were no redemption restrictions or redemption notice period, and the redemption frequency was immediate.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

C. Net Asset Value Per Share (continued)

For the Federated Capital Preservation Fund, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value daily without any redemption notice or restrictions. Plan level initiated transactions require a twelve month redemption notice in order to withdraw at full book value. Plan level initiated transactions with less than a twelve month redemption notice may incur an adjustment to book value. Certain events limit the ability of the Plan to transact at contract value with the issuer, however, the Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

As of December 31, 2009, the underlying investments of the National City Capital Preservation Fund (the “NCCP Fund”) consisted of a money market fund and a stable value collective fund. The NCCP Fund terminated as of March 9, 2010 at which time participants redirected their existing balances in the NCCP Fund as well as future contributions to other investment options offered by the Plan. As of December 31, 2009, contract value for the NCCP Fund approximated fair value.

D. Fair Value Measurements

Investments are recorded at fair value as prescribed under ASC 820 “Fair Value Measurements”. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Financial assets and liabilities are measured at fair value and categorized in three levels based on the assumptions (input) used to value the assets. The three levels are:

Level 1 – Observable inputs such as quoted prices in an active market for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in an active market, quoted prices in markets that are not active, and model-derived valuations in which all significant inputs are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

D. Fair Value Measurements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used to maximize the use of observable inputs and minimize the use unobservable inputs.

As required under ASU 2009-12, investments for which the Plan has the ability to redeem those investments with the investee at net asset value as of the measurement date, the Plan categorizes the fair value measurement of those investments as a Level 2 fair value measurement.

The following financial assets were measured at fair value on a recurring basis during 2010:

	Fair Value at December 31, 2010	Level 1	Level 2	Level 3
Money market funds	$359,960	$359,960	$—	$—

Mutual funds:
Balanced	27,825,031	27,825,031	—	—
Growth	7,939,856	7,939,856	—	—
Fixed income	7,562,051	7,562,051	—	—

Total mutual funds	43,326,938	43,326,938	—	—

Common stock:
OMNOVA Solutions Inc.	15,892,157	15,892,157	—	—
Automotive	100,428	100,428	—	—
Entertainment	95,618	95,618	—	—
Industry	89,750	89,750	—	—
Retail	185,031	185,031	—	—
Other	175,550	175,550	—	—

Total common stock	16,538,534	16,538,534	—	—

Collective trusts
Stable value	13,828,981	—	—	13,828,981
S&P 500 index	9,938,090	—	9,938,090	—

Total collective trusts	23,767,071	—	9,938,090	13,828,981

Total	$83,992,503	$60,225,432	$9,938,090	$13,828,981

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

D. Fair Value Measurements (continued)

The following financial assets were measured at fair value on a recurring basis during 2009:

	Fair Value at December 31, 2009	Level 1	Level 2	Level 3
Money market fund	$545,871	$545,871	$—	$—

Mutual funds:
Balanced	23,156,786	23,156,786	—	—
Growth	6,766,576	6,766,576	—	—
Fixed income	6,215,178	6,215,178	—	—

Total mutual funds	36,138,540	36,138,540	—	—

Common stock:
OMNOVA Solutions Inc.	11,846,948	11,846,948	—	—
Other	105,645	105,645	—	—

Total common stock	11,952,593	11,952,593	—	—

Collective trusts	23,113,059	—	23,113,059	—

Total	$71,750,063	$48,637,004	$23,113,059	$—

A reconciliation of beginning and ending Level 3 measurements during 2010 is as follows:

Stable Value
Beginning balance	$—
Transfer into Level 3	—
Interest income	741,858
Purchases	16,248,118
Sales	(3,160,995)
Settlement and other	—

Ending balance	$13,828,981

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Investments in money market funds are valued at quoted market prices in an exchange and active markets. Investments in mutual funds are valued at net asset value (NAV) of shares held by the plan at year end. Investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded. The S&P 500 Flagship Fund, a collective trust fund, is valued at the NAV of the fund which is based on the fair value of the underlying investments, using quoted market prices.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

D. Fair Value Measurements (continued)

The Plan’s investments include the Federated Capital Preservation Fund (the “Fund”), a fully benefit-responsive collective trust fund. The Fund’s underlying investments include guaranteed investment contracts (“GIC’s”) and synthetic GIC’s. The fair value of the GIC’s is determined based on the present value of the contracts’ expected cash flows, discounted at current market interest rates for like quality and duration investments. Synthetic GIC’s are comprised of underlying investments in a collective trust and wrapper contracts issued by third parties. The underlying investments of the synthetic investment contract are recorded at fair value based on quoted market prices. The wrapper contract is reported at fair value as determined by the Funds’ investment advisor based on changes in the present value of the contracts expected cash flows discounted at current market rates.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

E. Investments

During the year ended December 31, 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

OMNOVA common stock	$4,363,411
Other common stock held in self-directed brokerage accounts	117,667
Mutual Funds	5,950,515

$10,431,593

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

E. Investments (continued)

Investments that represent 5% or more of the Plan’s net assets at either December 31, 2010 or 2009 are as follows:

	December 31,
	2010	2009
OMNOVA Common Stock	$15,892,157	$11,846,948
Federated Capital Preservation Fund (at contract value)	13,371,276	—
National City Capital Preservation Fund (at contract value)	—	14,046,295
S&P 500 Flagship Fund	9,938,090	9,066,764
PIMCO Total Return Fund	7,562,051	6,215,176
American Balanced Fund	7,429,438	6,091,614
Growth Fund of America	4,870,744	4,406,887

F. Plan Termination

Although it has not expressed any intent to do so, OMNOVA has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their accounts.

G. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 5, 2009 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

H. Party-in-Interest Transactions

Party-in-interest transactions include the investment in the PNC Prime Money Market Fund with PNC Bank, NA (the “Trustee”, formerly National City Bank, NA) and in the common stock of the Company.

At December 31, 2010 the Plan held 1,902,814 shares of OMNOVA Solutions Inc. common stock with a fair value of $15,892,157. At December 31, 2009 the Plan held 1,360,592 shares of OMNOVA Solutions Inc. common stock with a fair value of $11,846,948.

I. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

J. Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 to Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$85,055,100	$73,053,162
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	457,705	—

Net assets available for benefits as reported in Form 5500	$85,512,805	$73,053,162

Year Ended December 31, 2010
Net change in net assets available for benefits per the financial statements	$12,001,938
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	457,705

Net change in net assets available for benefits as reported in Form 5500	$12,459,643

OMNOVA Solutions Retirement Savings Plan

EIN: 34-1897652             Plan Number: 013

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

OMNOVA Solutions Inc. Common Stock*	Common stock	$15,892,157
Federated Capital Preservation Fund	Stable Value fund	13,828,981
S&P 500 Flagship Fund	Collective trust fund	9,938,090
PIMCO Total Return Fund	Mutual fund	7,562,051
American Balanced Fund	Mutual fund	7,429,438
Growth Fund of America	Mutual fund	4,870,744
Templeton Foreign Fund	Mutual fund	3,655,736
Artio International Equity Fund	Mutual fund	3,121,040
Calamos Growth Fund	Mutual fund	2,952,308
Vanguard Index Mid-Cap Stock Fund	Mutual fund	2,803,282
Selected American Fund	Mutual fund	2,435,145
DFA US 6-10 Small Company Portfolio	Mutual fund	2,435,626
T Rowe Price Retirement 2030	Mutual fund	1,958,853
T Rowe Price Retirement 2020	Mutual fund	1,980,617
T Rowe Price Retirement 2010	Mutual fund	1,033,178
T Rowe Price Retirement 2040	Mutual fund	606,828
Vanguard Index Small Cap Stock Fund	Mutual fund	204,774
T Rowe Price Retirement Inc	Mutual fund	160,515
Self-Directed Brokerage Accounts	Various	938,196
PNC Prime Money Market Fund*	Money market fund	184,944
Participant loans*	At interest rates ranging from 4.25% to 9.25%	1,467,336

		$85,459,839

*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, OMNOVA Solutions Inc., as Plan Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

By	/s/ Michael E. Hicks
Michael E. Hicks
Senior Vice President and Chief
Financial Officer

Date: June 29, 2011

Exhibit Index

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm